[Shearman & Sterling Letterhead]



                                                                   March 7, 2003


VIA EDGAR TRANSMISSION
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Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:      Banco Rio de la Plata S.A.
         Form T-3
         File No. 022-28662 - Request for Withdrawal

Ladies and Gentlemen:

         On behalf of our client, Banco Rio de la Plata S.A. (the "Bank"), we hereby submit this request for withdrawal of the Bank's T-3 filing (File No. 022-28662), together with all exhibits and amendments thereto, effective as of the date hereof, or as early as practicable hereafter.

         The Bank is requesting withdrawal of its T-3 filing because it was filed in error and has been replaced by subsequent filings.

         If you have any questions regarding this request for withdrawal, please do not hesitate to contact me at (212) 848-8274.


                                                      Very truly yours,



                                                      /s/ Matthew D. Morgeson
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